AMERICAN BUSINESS CORPORATION
           11921 Brinley Avenue - Louisville, KY  40243
         Telephone (502) 244-1964 - Facsimile (502) 244-1327



May 18, 2006
Via Facsimile:  (202) 772-9202


Claire Erlanger, Division of Corporate Finance
US Securities and Exchange Commission
Washington, DC  20549

Re:  Commission File Number 033-16417-LA

Dear Ms. Erlanger:

Enclosed please find our response to your letter of April 14, 2006 presented in the same order as your comments:


Form 10-KSB for the year ended December 31, 2004

Financial Statements
Condensed Balance Sheets, page 19
Statements of Operations, page 20


1. The Company's Form 10-KSB for the year ended December 31, 2005, which is currently in the process of being finalized by the Company and its independent accountants, includes a restatement of the 2004 financial statements and a summary of the restatement and its effect on 2004 and periods prior to 2004 in Note 2 to the financial statements.


Notes to Financial Statements
Note 4 - Discontinued Operation and Net Liabilities of Discontinued Operations, page 24


2. Enclosed please find an analysis of the Company's Estimated Liability for Claims and Litigation, formerly Net Liabilities of Discontinued Operations (Exhibit A), revised to more clearly describe by year, the nature and amount of all material increases and decreases.

As our 2005 Form 10-KSB is currently in the process of finalization, the analysis has been brought forward through December 31, 2005 for your convenience.

I hope this response completes your review of our reports for the year 2004. However, should you wish any further discussion I'll welcome your call.

Sincerely,


/s/Anthony R. Russo

Anthony R. Russo
President
























Enclosure

EXHIBIT "A"




Balance January 1, 2001 			            13,422,749

Increase in 2001 for additional claims    A                  3,537,755
Decrease in 2001 for claims resolved                                 -
						            ----------
Balance December 31, 2001                                   16,960,504

Increase in 2002 for additional claims                               -
Decrease in 2002 for claims resolved -
         Cash paid on claims              B    (1,734,000)
         Balance of claims forgiven       B   (10,625,000)
                                               ----------
                                                           (12,359,000)
                                                            ----------
Balance December 31, 2002                                    4,601,504

Increase in 2003 for additional claims                               -
Decrease in 2003 for claims resolved -
         Cash paid on claims              C       (10,616)
         Balance of claims forgiven       C      (150,231)
                                               ----------
                                                              (160,847)
                                                            ----------
                                                             4,440,657
Increase in 2004 for additional claims                               -
Decrease in 2004 for claims resolved                                 -
                                                            ----------
                                                             4,440,657
Increase in 2005 for additional claims                               -
Decrease in 2005 for claims resolved -
         Cash paid on claims by Midwest   D      (150,000)
         Balance of claims forgiven       D    (2,702,000)
                                               ----------
                                                            (2,852,000)
                                                            ----------
Balance December 31, 2005                                    1,588,657
                                                            ==========



A     Could not locate supporting detail.

B Represents settlements with GE Capital Corporation, Allstates World Cargo, First Insurance Funding Corporation, and two other claiments.

C     Represents settlement of Wells Fargo Bank and other claims.

D     Represents settlement of Wachovia Bank (Southtrust) claim.

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